July 29, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler

Re:	Zosano Pharma Corporation
Registration Statement on Form S-1
File No. 333-196983

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as the representative of the several underwriters, hereby join in the request of Zosano Pharma Corporation (the “Registrant”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 5:00 PM Eastern Time on Wednesday, July 30, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that the several underwriters have effected the following distribution of:

(a) the Registrant’s preliminary prospectus dated July 16, 2014:

(i)	Dates of Distribution: July 16, 2014 through July 28, 2014;

(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 3;

(iii)	Number of prospectuses furnished to investors: approximately 667;

(iv)	Number of prospectuses distributed to others, including the Registrant, the Registrant’s counsel, independent accountants, and underwriters’ counsel: approximately 25; and

(b) the Registrant’s preliminary prospectus dated July 29, 2014:

(i)	Date of Distribution: July 29, 2014;

(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 3;

(iii)	Number of prospectuses furnished to investors: approximately 876;

(iv)	Number of prospectuses distributed to others, including the Registrant, the Registrant’s counsel, independent accountants, and underwriters’ counsel: approximately 25.

The undersigned, as the representative of the several underwriters, represents that the several underwriters have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page to Follow]

Very truly yours, WEDBUSH SECURITIES INC. Acting as the representative of the several underwriters named in Schedule I to the Underwriting Agreement

By:	Wedbush Securities Inc.

By:	/s/ Benjamin J. Davey
	Name:	Benjamin J. Davey
	Title:	Managing Director Equity Capital Markets

[Signature Page to Underwriters’ Acceleration Request]